EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces
Results for the Third Quarter Ended September 30, 2024
ACHESON, Alberta, October 30, 2024 - North American Construction Group Ltd. ("NACG") (TSX:NOA.TO/NYSE:NOA) today announced results for the third quarter ended September 30, 2024. Unless otherwise indicated, financial figures are expressed in Canadian dollars and compared to the prior period ended September 30, 2023.
Third Quarter 2024 Highlights:
•Combined revenue of $367.2 million compared favorably to $274.8 million in the same period last year, is a third quarter record, and reflected the best operational quarter to date from the Australian fleet of the MacKellar Group which was acquired on October 1, 2023.
•Reported revenue of $286.9 million, compared to $196.9 million in the same period last year, was primarily driven by strong equipment utilization of 84% in Australia but was also supported by the Canadian heavy equipment fleet which posted an increase from 2024 Q2.
•Our net share of revenue from equity consolidated joint ventures was $80.3 million in 2024 Q3 and compared to $77.9 million in the same period last year as the increases at the Fargo project in the current quarter were offset by gold mine project scopes in Northern Ontario completed in the prior quarter.
•Adjusted EBITDA of $106.4 million and margin of 29.0% compared favorably to the prior period operating metrics of $59.4 million and 21.6%, respectively, as revenue increases resulted in higher gross EBITDA with margin improvements driven by effective operations in Australia and Canada.
•Combined gross profit of $80.4 million and margin of 21.9% compares favorably to the 13.8% posted in the same period last year as both diversification efforts and effective operations during steady and consistent months contributed to improved margins in the quarter.
•Cash flows generated from operating activities of $48.2 million was higher than the $37.5 million generated in the prior period as higher cash generation from the strong EBITDA was offset by the temporary impact of changes to working capital in the quarter.
•Free cash flow generated in the quarter was $10.8 million. Free cash flow prior to working capital changes and increases in capital work in progress was over $55 million resulting from strong revenues and margins offset by our routine capital maintenance programs.
•Net debt was $882.5 million at September 30, 2024, an increase of $159.1 million from December 31, 2023, as year-to-date free cash flow usage and growth asset purchases required debt financing. The cash-related interest rate was 6.5% driven by Bank of Canada posted rates and corresponding equipment financing rates.
•On October 29, 2024, the Board of Directors declared a regular quarterly dividend of twelve cents which represents a 20% increase from the previous rate of ten cents per quarter.
•Additional highlights include: i) in August, signed a $375 million five-year contract for fully maintained equipment fleet in Queensland; ii) in September, surpassed the 50% completion mark at the Fargo-Moorhead flood diversion project, iii) in October, completed delivery to site of twenty-five haul trucks from Canada to Australia; iv) commenced go-live activities for the Company's ERP system in Australia phased integration ongoing through early November and iv) extended the credit facility agreement through to October 2027.
Joe Lambert, President and CEO, stated, "I would like to thank our operations team for their safe and efficient performance this quarter. The quarterly records set in Australia demonstrate both growth and operational excellence. The recent five-year contract award and the 25 trucks delivered from Fort McMurray have pushed this region to higher than 50% of our overall business and are further indicators of what will be an exciting 2025. In the oil sands region, we are in discussions with producers and expect to secure meaningful contracts in the near term, reaffirming strong client relationships and supporting our targets for next year."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2024	2023(iv)	2024	2023(iv)
Revenue	$286,857	$196,881	$860,197	$636,398
Total combined revenue(i)	367,155	274,757	1,042,591	875,666

Gross profit	65,098	26,518	168,057	89,213
Gross profit margin(i)	22.7%	13.5%	19.5%	14.0%

Combined gross profit(i)	80,415	38,004	205,229	130,181
Combined gross profit margin(i)(ii)	21.9%	13.8%	19.7%	14.9%

Operating income	53,805	14,344	130,786	50,386

Adjusted EBITDA(i)(iii)	106,384	59,371	286,516	195,827
Adjusted EBITDA margin(i)(iii)	29.0%	21.6%	27.5%	22.4%

Net income	13,901	11,387	39,277	45,495
Adjusted net earnings(i)	31,253	14,295	72,961	52,060

Cash provided by operating activities	48,184	37,512	119,063	109,521
Cash provided by operating activities prior to change in working capital(i)	79,838	41,666	222,641	134,646

Free cash flow(i)	10,785	8,940	(32,518)	(21,817)

Purchase of PPE	61,812	39,295	203,772	114,210
Sustaining capital additions(i)	21,127	42,290	118,317	127,792
Growth capital additions(i)	21,437	1,727	60,987	4,475

Basic net income per share	$0.52	$0.43	$1.47	$1.72
Adjusted EPS(i)	$1.17	$0.54	$2.73	$1.96
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Consolidated Statements of Cash Flows
Cash provided by operating activities	$48,184	$37,512	$119,063	$109,521
Cash used in investing activities	(60,221)	(26,970)	(198,919)	(107,123)
Effect of exchange rate on changes in cash	1,385	(1,100)	508	(1,462)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(i)(ii)	21,437	1,727	60,987	4,475
Capital additions financed by leases(i)	—	(2,229)	(14,157)	(27,228)
Free cash flow(i)	$10,785	$8,940	$(32,518)	$(21,817)
(i)See "Non-GAAP Financial Measures".
(ii)Included above in Cash used in investing activities.
Declaration of Quarterly Dividend
On October 29, 2024, the NACG Board of Directors declared a regular quarterly dividend (the "Dividend") of twelve Canadian cents ($0.12) per common share, payable to common shareholders of record at the close of business on November 27, 2024. The Dividend will be paid on January 3, 2025, and is an eligible dividend for Canadian income tax purposes.
Financial Results for the Three Months Ended September 30, 2024
Revenue for 2024 Q3 of $286.9 million represented an increase of approximately $90.0 million (or 46%) from 2023 Q3. The increase is primarily due to the inclusion of results from the MacKellar Group ("MacKellar") following our acquisition on October 1, 2023.
The Heavy Equipment - Australia segment showed strong performance, driven by MacKellar’s Q3 results generated from stable operating conditions during the quarter. Equipment utilization of the MacKellar fleet for the quarter of

EXHIBIT 99.1

84% was similar to 2024 Q2 but generated higher revenue as growth assets commissioned late in the second quarter in Western Australia and Queensland provided full quarter contributions. The month of July was particularly strong with utilization being above the target of 85% while August and September averaged 82%. DGI Trading Pty Ltd. ("DGI") posted lower revenue in the quarter due to timing of large component sales but continues to benefit from international demand for low-cost used components and major parts required by heavy equipment fleets in the mining industry.
The Heavy Equipment - Canada segment posted a decline in revenue compared to the prior year as equipment utilization was 51% for the quarter in comparison to 56% in 2023 Q3. Quarter over quarter, the decrease in revenue represented a 23% decrease and was primarily driven by changes in work scopes at the Fort Hills and Syncrude mines offset by increases in operating hours at the Millennium mine. Additionally, the prior year's quarter benefited from higher utilization rates from NACG assets being operated at the gold mine in northern Ontario, a project that concluded in 2023 Q3. When comparing to 2024 Q2, top-line revenue achieved in the quarter was 8% higher on consistent operating conditions from July to September as well as increased work scopes at the Millennium mine.
Combined revenue of $367.2 million represented a $92.4 million (or 34%) increase from 2023 Q3. Our share of revenue generated in 2024 Q3 by joint ventures and affiliates was $80.3 million, compared to $77.9 million in 2023 Q3. The Fargo-Moorhead flood diversion project, which completed another strong operational quarter, posted a 32% increase from scopes completed in the prior quarter and surpassed the 50% completion mark during the quarter. Mostly offsetting this variance was the completion of the gold mine project in northern Ontario which occurred in 2023 Q3.
Combined gross profit and margin of $80.4 million and 21.9% compares favorably to the $38.0 million and 13.8% posted in the prior quarter and was the compilation of strong operations across all business lines. In particular, consistent weather conditions in Australia resulted in productive operations and a 24.6% gross margin over the three months. In Canada, heavy equipment operations posted a 19.4% margin as operations stabilized from the first half of the year. The joint ventures posted a 19.1% margin, up from 14.7% in the prior quarter, as Nuna returned to profitable operations. The increases in margin were offset slightly within the Fargo joint ventures as additional costs were recognized in the quarter primarily related to project cost escalation.
Adjusted EBITDA and the associated margin of $106.4 million and 29.0% exceeded our 2023 Q3 results of $59.4 million and 21.6%, respectively. As mentioned above and despite lower revenue in the oil sands region, effective and efficient operation of the heavy equipment fleets in Australia and Canada generated a strong EBITDA margin. EBITDA margin for this quarter was more consistent with the first quarter and is reflective of the underlying consistent business of our heavy equipment fleets.
Depreciation of our Canadian and Australian heavy equipment fleets was 13.4% of revenue in the quarter. Depreciation as a percentage of revenue was 16.4% for the Heavy Equipment - Canada fleet which is higher than our historical average as increased customer demand for heavy equipment rentals has changed the revenue profile. The Heavy Equipment - Australia fleet, which averaged approximately 11.7% of revenue reflected both productive operations in the quarter as well as the depreciation of fair market values allocated upon purchase. On a combined basis, depreciation averaged 12.1% of combined revenue in the quarter as the lower capital intensity in Fargo and Nuna joint ventures modestly reduced the ratio.
General and administrative expenses (excluding stock-based compensation) were $9.6 million, or 3.4% of revenue, compared to $6.9 million, or 3.5% of revenue in 2023 Q3. The increase in expenses reflects the acquisition of the MacKellar Group. Cash related interest expense for the quarter was $14.2 million at an average cost of debt of 6.5%, compared to $7.8 million at an average cost of debt of 7.1% in 2023 Q3, as rates posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing. Total interest expense was $15.0 million in the quarter, compared to $8.1 million in 2023 Q3 based on the debt financing incurred upon acquisition of the MacKellar Group on October 1, 2023.
Adjusted earnings per share ("EPS") of $1.17 on adjusted net earnings of $31.3 million was up 117% from the prior year figure of $0.54, consistent with the adjusted EBIT performance which was up 144% quarter over quarter. As mentioned above, the step-changes in interest from the MacKellar acquisition offset EBIT performance with the effective income tax rates being comparable for both quarters. Weighted-average common shares for the third quarters of 2024 and 2023 were relatively stable at 26,823,124 and 26,700,303, respectively, net of shares classified as treasury shares.
For the quarter, free cash flow generation was $10.8 million, driven primarily by adjusted EBITDA of $106.4 million. After accounting for sustaining capital additions of $21.1 million, cash interest expense of $14.2 million, and cash taxes paid of $9.3 million, the positive cash flow generation reached $61.8 million. However, changes in working capital and increases in capital work in progress deferred approximately $45 million of cash flow to future quarters,

EXHIBIT 99.1

and the accumulation of distributable profits in our joint ventures negatively impacted cash flow by $10 million. Sustaining capital expenditures were focused on routine maintenance of heavy equipment fleets in Australia and Canada, with Canadian expenditures being lower than previous periods due to reduced operating hours and a disciplined approach in preparation for winter work scopes.
2024 Strategic Focus Areas
•Safety - now on an international basis, maintain our uncompromising commitment to health and safety while elevating the standard of excellence in the field;
•Execution - enhance equipment availability in Canada and Australia through in-house fleet maintenance, reliability programs, technical improvements, and management systems;
•Operational excellence - with a specific focus on Nuna Group of Companies, put into action practical and experienced-based protocols to ensure predictable high-quality project execution;
•Integration - implement ERP and best practices at MacKellar, including identification of opportunities to better utilize our capital and equipment in Australia;
•Diversification - pursue diversification of customers and resources through strategic partnerships, industry expertise and investment in Indigenous joint ventures; and
•Sustainability - further develop and deliver into our environmental, social, and governance targets as disclosed and committed to in our annual reporting.
Liquidity
Our current liquidity positions us well moving forward to fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $173.1 million includes total liquidity of $135.7 million and $20.0 million of unused finance lease borrowing availability as at September 30, 2024. Liquidity is primarily provided by the terms of our $485.7 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement.

	September 30, 2024	December 31, 2023
Cash	$77,670	$88,614
Credit Facility borrowing limit	485,700	478,022
Credit Facility drawn	(395,700)	(317,488)
Letters of credit outstanding	(32,011)	(31,272)
Cash liquidity(i)	$135,659	$217,876
Finance lease borrowing limit	350,000	350,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(267,544)	(220,466)
Guarantees provided to joint ventures	(65,008)	(74,831)
Total capital liquidity(i)	$173,107	$292,579
(i)See "Non-GAAP Financial Measures".
NACG’s Outlook for 2024
The following table provides projected key measures for 2024. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2024
Combined revenue(i)	$1.4 - $1.5B
Adjusted EBITDA(i)	$395 - $415M
Sustaining capital(i)	$150 - $170M
Adjusted EPS(i)	$3.95 - $4.15
Free cash flow(i)	$100 - $120M

Capital allocation
Growth spending(i)	$85 - $95M
Net debt leverage(i)	Targeting 2.1x

(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended September 30, 2024, tomorrow, Thursday, October 31, 2024, at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-800-717-1738
Conference ID: 86919
A replay will be available through November 29, 2024, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 86919
Playback Passcode: 86919
The 2024 Q3 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=71BDBAD7-6AC1-4CF9-9CFF-5BBCBBDEF924
A replay will be available until November 29, 2024, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the quarter ended September 30, 2024, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated 2024 Q3 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, we changed our accounting policy for the elimination of our proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We have accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in the Financial Statements.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include all information provided under the above heading "NACG's Outlook".
The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and nine months ended September 30, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.

EXHIBIT 99.1

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "capital additions", "capital work in progress", "cash provided by operating activities prior to change in working capital", "combined gross profit", "combined gross profit margin", "equity investment EBIT", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "gross profit margin", "growth capital", "margin", "net debt", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Revenue from wholly-owned entities per financial statements	$286,857	$196,881	$860,197	$636,398
Share of revenue from investments in affiliates and joint ventures	144,574	168,667	382,789	516,637
Elimination of joint venture subcontract revenue	(64,276)	(90,791)	(200,395)	(277,369)
Total combined revenue(i)	$367,155	$274,757	$1,042,591	$875,666
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Gross profit from wholly-owned entities per financial statements	$65,098	$26,518	$168,057	$89,213
Share of gross profit from investments in affiliates and joint ventures	15,317	11,486	37,172	40,968
Combined gross profit(i)	$80,415	$38,004	$205,229	$130,181

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".

EXHIBIT 99.1

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Net income	$13,901	$11,387	$39,277	$45,495
Adjustments:
Loss (gain) on disposal of property, plant and equipment	348	(311)	641	189
Write-down on assets held for sale	—	—	4,181	—
Stock-based compensation (benefit) expense	1,332	5,583	3,081	16,324
Change in fair value of contingent obligation from adjustments to estimates	17,727	—	26,585	—
Restructuring costs	—	—	4,517	—
Acquisition costs	—	1,161	—	1,161
Loss on equity investment customer bankruptcy claim settlement	—	—	—	759
Loss (gain) on derivative financial instruments	572	(2,618)	845	(6,979)
Net unrealized loss (gain) on derivative financial instruments included in equity earnings in affiliates and joint ventures	1,836	572	2,806	(649)
Tax effect of the above items	(4,463)	(1,479)	(8,972)	(4,240)
Adjusted net earnings(i)	31,253	14,295	72,961	52,060
Adjustments:
Tax effect of the above items	4,463	1,479	8,972	4,240
Increase in fair value of contingent obligation from interest accretion expense	4,262	—	12,360	—
Interest expense, net	15,003	8,119	44,939	22,941
Income tax expense	6,768	1,733	16,325	11,892
Equity earnings in affiliates and joint ventures(iii)	(4,428)	(4,277)	(9,545)	(22,963)
Equity investment EBIT(i)(iii)	4,365	3,983	7,152	23,307
Adjusted EBIT(i)	61,686	25,332	153,164	91,477
Adjustments:
Depreciation and amortization	38,662	28,884	122,844	90,239
Write-down on assets held for sale	—	—	(4,181)	—
Equity investment depreciation and amortization(i)	6,036	5,155	14,689	14,111
Adjusted EBITDA(i)	$106,384	$59,371	$286,516	$195,827
Adjusted EBITDA margin(i)(ii)	29.0%	21.6%	27.5%	22.4%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Equity earnings in affiliates and joint ventures	$4,428	$4,277	$9,545	$22,963
Adjustments:
Interest (income) expense, net	(618)	(742)	(1,337)	(915)
Income tax expense	738	448	(698)	1,294
Loss (gain) on disposal of property, plant and equipment	(183)	—	(358)	(35)
Equity investment EBIT(i)	$4,365	$3,983	$7,152	$23,307
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See "Change in significant accounting policy - Basis of presentation".

EXHIBIT 99.1

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2024	December 31, 2023
Assets
Current assets
Cash	$77,670	$88,614
Accounts receivable	158,179	97,855
Contract assets	16,128	35,027
Inventories	77,150	64,962
Prepaid expenses and deposits	8,477	7,402
Assets held for sale	7,355	1,340
	344,959	295,200
Property, plant and equipment, net of accumulated depreciation of $474,655 (December 31, 2023 – $423,345)	1,235,447	1,142,946
Operating lease right-of-use assets	13,404	12,782
Investments in affiliates and joint ventures	85,192	81,435
Other assets	5,082	7,144
Intangible assets	10,052	6,971
Total assets	$1,694,136	$1,546,478
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$123,110	$146,190
Accrued liabilities	47,724	72,225
Contract liabilities	300	59
Current portion of long-term debt	94,485	81,306
Current portion of contingent obligations	37,601	22,501
Current portion of operating lease liabilities	1,852	1,742
	305,072	324,023
Long-term debt	723,487	611,313
Contingent obligations	101,752	93,356
Operating lease liabilities	12,010	11,307
Other long-term obligations	41,768	41,001
Deferred tax liabilities	118,133	108,824
	1,302,222	1,189,824
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2024 - 27,827,282 (December 31, 2023 – 27,827,282))	229,455	229,455
Treasury shares (September 30, 2024 - 996,435 (December 31, 2023 - 1,090,187))	(15,809)	(16,165)
Additional paid-in capital	22,524	20,739
Retained earnings	154,398	123,032
Accumulated other comprehensive income (loss)	1,346	(407)
Shareholders' equity	391,914	356,654
Total liabilities and shareholders’ equity	$1,694,136	$1,546,478

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023(i)	2024	2023(i)
Revenue	$286,857	$196,881	$860,197	$636,398
Cost of sales	183,405	141,771	570,222	457,856
Depreciation	38,354	28,592	121,918	89,329
Gross profit	65,098	26,518	168,057	89,213
General and administrative expenses	10,945	12,485	36,630	38,638
Loss (gain) on disposal of property, plant and equipment	348	(311)	641	189
Operating income	53,805	14,344	130,786	50,386
Equity earnings in affiliates and joint ventures	(4,428)	(4,277)	(9,545)	(22,963)
Interest expense, net	15,003	8,119	44,939	22,941
Change in fair value of contingent obligations	21,989	—	38,945	—
Loss (gain) on derivative financial instruments	572	(2,618)	845	(6,979)
Income before income taxes	20,669	13,120	55,602	57,387
Current income tax expense	2,238	1,495	5,003	3,198
Deferred income tax expense	4,530	238	11,322	8,694
Net income	$13,901	$11,387	$39,277	$45,495
Other comprehensive income
Unrealized foreign currency translation (gain) loss	(1,115)	1,100	(1,753)	1,462
Comprehensive income	$15,016	$10,287	$41,030	$44,033
Per share information
Basic net income per share	$0.52	$0.43	$1.47	$1.72
Diluted net income per share	$0.47	$0.39	$1.32	$1.51
(i)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".